200 East Randolph Drive
Chicago, Illinois 60601

Paul D. Zier To Call Writer Directly:	312 861-2000	Facsimile: 312 846-9057
312 861-2180 pzier@kirkland.com	www.kirkland.com
October 2, 2007
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maxcom Telecommunications, Inc. Registration Statement on Form F-1/A File Number 333-144771 Filed on September 12, 2007
Registration Statement on Form F-4 File No. 333-145800 Filed on August 30, 2007
Dear Ms. Anderson:
     Maxcom Telecomunicaciones, S.A. de C.V., a variable capital corporation (sociedad anónima de capital variable), organized under the laws of Mexico (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment”).
     On behalf of the Company, we are writing to respond to the comments raised by the Commission’s staff (the “Staff”) in its letter to the Company dated September 21, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form F-1/A filed on September 12, 2007. References to page numbers in our responses are to page numbers of the marked version of the Amendment enclosed herewith. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.
London                    Los Angeles                    Munich                    New York                     San Francisco                     Washington, D.C.

Securities and Exchange Commission
October 2, 2007

General
1.	We note that you plan to commence an exchange offer in reliance upon the Exxon Capital line of no-action letters. Please advise us of the anticipated timing of the closing of the IPO in relation to the commencement of the exchange offer. Also, please revise your registration statement on Form F-4, as applicable, to respond to all staff comments issued on your registration statement on Form F-1.
In response to the Staff’s comment, the Company advises the Staff that it currently contemplates commencing the exchange offer after receiving confirmation that the Staff has no further comments on the Form F-1. As a result, the initial public offering may close during the pendency of the exchange offer. The Company confirms that it will make applicable conforming changes to the Form F-4 based upon the Staff’s comments on the Form F-1.
Prospectus Summary, page 1
2.	Your revised summary contains a number of unnecessary acronyms and defined terms, such as SMEs, ARPU and COFETEL. Please minimize your use of acronyms and defined terms here and throughout the prospectus.
In response to the Staff’s comment, the Company has endeavored to minimize the use of acronyms and defined terms throughout the prospectus (including the summary).
3.	We note your response to our prior comment 11 in our letter dated August 22, 2007, however do not see that you have addressed your substantial indebtedness and history of losses, or the extent to which insiders will have control over corporate actions subsequent to the completion of the initial public offering. For instance, you should balance your disclosure of your revenues earned during 2006 and the first six months of 2007 on page one with quantified disclosure of your net losses for the same periods presented. Please revise to address these risks, or advise us why you believe they may be appropriately excluded from summary disclosure.
In response to the Staff’s comment, the Company has revised the disclosure on page 3 to include information related to the referenced risks. Additionally, the Company has modified the disclosure on page 1 to include information regarding net losses for the applicable periods.

Securities and Exchange Commission
October 2, 2007

Competitive Strengths, page 1
4.	We note your response to our prior comment 12 in our letter dated August 22, 2007, but are unable to locate where you have described the resale arrangements, partnerships or other “alliances” you have with third parties. Please advise or revise your Business section to provide disclosure of the nature of your relationships with third parties and a summary of the material terms of your agreements with them. We also remind you to file the agreements, if material, and any other material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 74 to include a summary of the material terms of the referenced agreements. The Company has considered the Staff’s comment regarding filing material contracts as exhibits and reviewed the applicable rules. Based on such review, the Company does not believe that any of its current referenced agreements are required to be filed as exhibits but for the supply and installation agreement it has with Alcatel Bell N.V. and Alcatel México, S.A. de C.V., which the Company has filed as Exhibit 10.23. The Company contends that the remainder of such referenced agreements ordinarily accompany the type of business conducted by the Company and the Company’s business is not substantially dependent on such agreements.
5.	Revise the first full paragraph on page two to briefly explain the significance of access to last-mile infrastructure. We note that you included this disclosure on page one of the Form F-1 filed on July 23, 2007.
In response to the Staff’s comment, the Company has revised the referenced paragraph on page 2 to briefly explain the significance of last-mile infrastructure in the Mexican telecommunications market.
6.	Please provide us with objective support of how your brand name is “recognized.” Also revise to clarify that you commissioned the surveys mentioned in the second full paragraph on page two.
In response to the Staff’s comment regarding “recognized” brand name, the Company advises the Staff that, in connection with plans to build a new residential cluster, the Company commissions studies with the primary objective to understand the demand size profile, the customer intention to switch to a new telecom provider, pricing, loyalty and telephone penetration in the area. These studies include analysis of how brands weigh on a customer’s decision to buy telecom services in the specified area. According to these

Securities and Exchange Commission
October 2, 2007

studies, Maxcom is the second most recognized brand. The Company is supplementally providing a copy of sample study results to the Staff under separate cover.

In response to the Staff’s comment regarding surveys, the Company has clarified the disclosure on page 2 to indicate that these surveys are commissioned by the Company.
Mexican Foreign Investment Bureau Approval, page 3
7.	We note your revisions and response to prior comment 15 in our letter dated August 22, 2007. While we understand that the company’s bylaws, CPO trust agreement and CPO deed will not be in effect until the completion of the IPO, please advise us when you reasonably expect to receive the required approval by the Mexican Foreign Investment Bureau and finalize the terms and conditions of your bylaws, CPO trust agreement and CPO deed in relation to effectiveness of the registration statement. We may have further comment after reviewing your response.
In response to the Staff’s comment, the Company advises the Staff that it received the required approval from the Mexican Foreign Investment Bureau on September 28, 2007. The Company has updated the disclosure regarding the Mexican Foreign Investment Bureau on pages 103 and 107 of the prospectus and has removed the language regarding the application from page 3 of the prospectus summary. The Company expects to finalize the terms of its bylaws, the CPO trust agreement and the CPO deed prior to the effectiveness of the Form F-1.
Management’s Discussion and Analysis, page 33
Liquidity and Capital Resources, page 49
8.	We note your response to our prior comment 32 in our letter dated August 22, 2007. Please revise to clarify whether the company will have sufficient cash and other financial resources to meet your obligations beyond twelve months, and if so, please provide greater insight into the length of time beyond twelve months that the sufficiency will extend.
In response to the Staff’s comment, the Company has revised the disclosure on page 50 to indicate that upon completion of the offering it will have sufficient cash and other financial resources to meet its obligations for the 12 to 18 months following completion of the offering.

Securities and Exchange Commission
October 2, 2007

Principal and Selling Shareholders, page 93
9.	We note your response to our prior comment 42 in our letter dated August 22, 2007. In the event that one of the selling shareholders is, if fact, an affiliate of a registered broker-dealer, your prospectus also should state, if true:
•	that such seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly and indirectly, with any person to distribute the securities.
In response to the Staff’s comment, the Company has revised its disclosure on page 96 to indicate which selling shareholders are affiliated with registered broker–dealers. The Company has also revised the disclosure to indicate that the securities being sold were purchased in the ordinary course of business and, at the time of purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Fees and Expenses, page 119
10.	Please revise this section to disclose the information provided in your response to our prior comment 43 in our letter dated August 22, 2007.
In response to the Staff’s comment, the Company has revised the disclosure on page 116 to include the referenced information.
Taxation, page 128
11.	We reference the new disclosure you have provided on page 129 regarding the uncertainty of the U.S. federal income tax treatment of U.S. Holders that are beneficial owners of CPOs. In light of the uncertainty, it appears that investors may need to have the benefit of an expert’s opinion to understand tax consequences in order to make an informed investment decision. Please file an opinion of counsel as to the tax matters as an exhibit to the Form F-1 pursuant to Item 601(b)(8) of Regulation S-K or advise us why you do not believe the tax consequences are material to investors.
In response to the Staff’s comment, the Company will file an opinion of its special U.S. legal counsel. The opinion will be to the effect that such counsel’s opinion, under the law

Securities and Exchange Commission
October 2, 2007

in effect on the date the prospectus, is set forth in the statements made in the Registration Statement under the caption “Taxation—U.S. Federal Income Taxation.”
12.	We note your statement that for 2007 “[t]he Company does not expect to be a treated as a ‘passive foreign investment company.’ ” Please note that this is a legal tax conclusion that only qualified tax counsel is permitted to make. Either obtain and file an opinion of counsel or revise to state that you cannot provide any assurances that you are not a PFIC.
In response to the Staff’s comment, the Company has revised the referenced disclosure to indicate that the Company’s actual PFIC status for any taxable year is not determinable until after the end of the taxable year, and there can be no assurance that the Company will not be considered a PFIC for the current taxable year or any future taxable year. Accordingly, the above-referenced statement is not something that can be opined on at this time. Furthermore, the disclosure with respect to PFIC status provides a description of the consequences of PFIC status.
Item 8. Exhibits and Financial Statements Schedules
13.	We note your response to our prior comment 47 in our letter dated August 22, 2007, and the draft version you have provided under separate cover on September 14, 2007. Please note that we may have further comments on the exhibits as filed, including the final version of the legal opinion.
The Company acknowledges the Staff’s comment and understands the Staff may have further comments on the exhibits as filed.
* * * * *

Securities and Exchange Commission
October 2, 2007

     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.
Sincerely,

/s/ Paul D. Zier

Paul D. Zier
cc:	Paul Fischer René Sagastuy José Antonio Solbes Gonzalo Alarcón I. Gerald Nowak Manuel Garciadiaz